Exhibit 99.2

Execution Copy

UNDERWRITING AGREEMENT

April 9, 2009

Lundin Mining Corporation
150 King Street West, Suite 1500
Toronto, Ontario M5H 1J9

Attention:             Mr. Philip J. Wright, President & Chief Executive Officer

Dear Sirs:

Based upon and subject to the terms and conditions set out in this agreement (the “Underwriting Agreement”), GMP Securities L.P. (the “Lead Underwriter”), BMO Nesbitt Burns Inc., Scotia Capital Inc., Canaccord Capital Corporation, Cormark Securities Inc., Dundee Securities Corporation, Haywood Securities Inc. and Macquarie Capital Markets Canada Ltd. (together with the Lead Underwriter, the “Underwriters”) hereby offer to purchase from Lundin Mining Corporation (the “Company”) and the Company hereby agrees to sell to the Underwriters 80,000,000 common shares of the Company (the “Purchased Shares”), at a price of $2.05 per Purchased Share, for gross proceeds to the Company of $164,000,000.

In addition, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 12,000,000 common shares of the Company (the “Additional Shares”), at a price of $2.05 per Additional Share, for additional gross proceeds to the Company of up to $24,600,000, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days following the Closing Date, as more particularly described in Section 11. The Purchased Shares and the Additional Shares are collectively referred to herein as the “Offered Shares” and the offer and sale of the Purchased Shares and the Additional Shares, if any, is referred to as the “Offering”.

The Offered Shares may be distributed in each of the Provinces of Canada other than the Province of Quebec (the “Qualifying Jurisdictions”) by the Underwriters pursuant to the Final Prospectus (as hereinafter defined). All offers and sales of the Offered Shares in the United States (as hereinafter defined) or to U.S. persons (as hereinafter defined) (i) will be made in accordance with Schedule “B” attached hereto (which schedule is incorporated into and forms part of this Underwriting Agreement), (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under the U.S. Securities Act (as hereinafter defined), and (iii) will be conducted through an affiliate of each Underwriter duly registered with the SEC (as hereinafter defined) and the Financial Industry Regulatory Authority, Inc. and in compliance with U.S. Securities Laws (as hereinafter defined). Subject to applicable law, including the Applicable Securities Laws (as hereinafter defined), and the terms of this Underwriting Agreement, the Offered Shares may also be distributed in jurisdictions outside Canada and the United States provided that they are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions.

The Underwriters shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Shares and the Underwriters have the exclusive right to control all compensation arrangements between the members of the selling group. The Underwriters shall ensure that any Selling Firm shall agree with the Underwriters to comply with all applicable laws and with the covenants and obligations given by the Underwriters herein.

Subject to Section 12, in consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company shall to pay to the Underwriters a fee (the “Underwriting Fee”) equal to 5.0% of the gross proceeds of the Offering (including in respect of the sale of Additional Shares, if any, issued and sold pursuant to the exercise of the Over-Allotment Option).

Based on the foregoing and upon and subject to the terms and conditions of this Underwriting Agreement, the Underwriters hereby severally, and not jointly, or jointly and severally, in the respective percentages set out in Section 18, offer to purchase the Purchased Shares, and by its acceptance of the offer constituted by this Underwriting Agreement, the Company agrees to issue and sell to the Underwriters, on the Closing Date, the Purchased Shares.

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERMS AND CONDITIONS

Section 1        Definitions and Interpretation

(1)	In this Underwriting Agreement:

“affiliate”, “associate”, “material fact”, “material change”, and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the completion of the issue and sale of the Purchased Shares and, if applicable, any Additional Shares issued and sold pursuant to the exercise of the Over-Allotment Option;

“Closing Date” means April 27, 2009 or any earlier or later date as may be agreed to by the Company and the Underwriters;

“Company’s Auditors” means such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company, including prior auditors of the Company, as applicable;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Canadian Securities Laws;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents issued by the Company, whether before or after the date of this Underwriting Agreement, that are incorporated by reference, or deemed to be incorporated by reference, into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

“Environmental Laws” has the meaning ascribed thereto in paragraph 7(1)(hh);

“Final Prospectus” means the (final) short form prospectus, including all of the Documents Incorporated by Reference, relating to the distribution of the Offered Shares to be filed in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Commissions;

“Hazardous Substances” has the meaning ascribed thereto in paragraph 7(1)(hh);

“including” means including without limitation;

“Indemnified Party” has the meaning ascribed thereto in Subsection 15(1);

“Material Adverse Effect” means a material adverse change in the condition (financial or otherwise), or in the properties, affairs, prospects, operations, capitalization, assets (including intangible assets) or liabilities of the Company and its subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business;

“Material Agreement” means any material note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), joint venture instrument, lease or other document, including licence agreements to which the Company or a Subsidiary is a party and which is material to the Company and its subsidiaries on a consolidated basis;

“Material Properties” means the material mineral properties of the Company as described in the Preliminary Prospectus, being the Neves-Corvo mine, the Zinkgruvan mine, the Aguablanca mine and the Tenke Fungurume project;

“NP 11-202” means National Policy 11-202 – “Process for Prospectus Reviews in Multiple Jurisdictions”;

“NI 43-101” means National Instrument 43-101 – “Standards of Disclosure for Mineral Projects”;

“NI 44-101” means National Instrument 44-101 – “Short Form Prospectus Distributions”;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment, any Supplementary Material, the U.S. Placement Memorandum and any U.S. Supplementary Material;

“Over-Allotment Closing Date” means any date on which Additional Shares are issued and sold pursuant to the exercise of the Over-Allotment Option;

“Over-Allotment Notice” has the meaning ascribed thereto in Subsection 11(1);

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – “Passport System” adopted by the Securities Commissions (other than the Ontario Securities Commission) and NP 11-202;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, joint venture association, trust, body corporate, Governmental Authority or other legal entity;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated April 9, 2009, including all Documents Incorporated by Reference, relating to the distribution of the Offered Shares to be filed in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Final Prospectus prepared and filed by the Company under Canadian Securities Laws in connection with the Offering;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“Real Property” means any real property (and the buildings constructed thereon) in which the Company or any of the Subsidiaries has an interest;

“Regulation S” has the meaning set forth in Schedule “B” hereto;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

“Standard Listing Conditions” has the meaning given to that term in paragraph 3(4)(d);

“subsidiary” means a subsidiary for purposes of the Securities Act (Ontario);

“Subsidiaries” means the material subsidiaries of the Company as more particularly described in Schedule “A” (which schedule includes the Company’s direct or indirect percentage ownership interest therein);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment to any of the other Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the distribution of the Offered Shares;

“Survival Limitation Date” means the later of (i) the second anniversary of the Closing Date, and (ii) the latest date under Canadian Securities Laws relevant to a purchaser of any Offered Shares (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a purchaser of Offered Shares may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or the Over-Allotment Closing Date, as applicable, or any other time on the Closing Date or the Over-Allotment Closing Date, as applicable, as may be mutually agreed to by Company and the Underwriters;

“Transfer Agent” means Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. person” has the meaning set forth in Schedule “B” hereto;

“U.S. Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, each acting reasonably, the preliminary version of which will be attached to a copy of the Preliminary Prospectus and the final version of which will be attached to the Final Prospectus, to be delivered to each offeree and purchaser of the Offered Shares in the United States in accordance with Schedule “B” hereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws; and

“U.S. Supplementary Material” means any Supplementary Material required, in the opinion of the Underwriters, to be delivered to Purchasers or prospective purchasers in the United States with any supplemental, or supplement to the, U.S. Placement Memorandum as may be so required.

(2)

Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)	Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)	Capitalized Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

(5)	Schedules. The following Schedules are attached to this Underwriting Agreement and are deemed to be part of and incorporated in this Underwriting Agreement:

Schedule	Title

“A”	Material Subsidiaries
“B”	United States Offers and Sales

Section 2         Filing of the Preliminary Prospectus and Final Prospectus

(1)

As soon as possible the Company shall prepare and file the Preliminary Prospectus and other related documents relating to the proposed distribution in the Qualifying Jurisdictions of the Offered Shares in accordance with the Canadian Securities Laws and the Company shall have obtained a receipt for the Preliminary Prospectus from the Ontario Securities Commission (as principal regulator) on its own behalf and on behalf of the other Securities Commissions pursuant to the Passport System by no later than 5:00 p.m. (Toronto time) on April 9, 2009.

(2)

The Company shall use its best efforts to satisfy all comments of the Securities Commissions with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. On or before April 20, 2009, the Company shall have prepared and filed the Final Prospectus and other related documents relating to the proposed distribution in the Qualifying Jurisdictions of the Offered Shares in accordance with the Canadian Securities Laws and the Company shall have obtained a receipt from the Final Prospectus from the Ontario Securities Commission (as principal regulator) on its own behalf and on behalf of the other Securities Commissions pursuant to the Passport System by 5:00 pm (Toronto time) on April 20, 2009.

(3)

Until the earlier of the date on which: (i) the distribution of the Offered Shares is completed; or (ii) the Underwriters have exercised their termination rights pursuant to Section 13, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares or, in the event that the Offered Shares have, for any reason, ceased so to qualify, to so qualify again the Offered Shares, as applicable, for distribution in the Qualifying Jurisdictions.

Section 3         Delivery of Preliminary Prospectus, Final Prospectus and Related Matters

(1)

The Company shall deliver without charge to the Underwriters, as soon as practicable on April 13, 2009, in the case of the Preliminary Prospectus, and on the next Business Day after a receipt is obtained for the Final Prospectus in each of the Qualifying Jurisdictions under the Passport System, in the case of the Final Prospectus, and thereafter from time to time during the distribution of the Offered Shares, in such cities in the Qualifying Jurisdictions as the Underwriters shall notify the Company, as many commercial copies of the Preliminary Prospectus and the Final Prospectus (and in the event of any Prospectus Amendment, such Prospectus Amendment) as the Underwriters may reasonably request for the purposes contemplated under Canadian Securities Laws. The Company will similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Shares. Each delivery of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material will have constituted and constitute the Company’s consent to the use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Underwriters for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Underwriting Agreement and Canadian Securities Laws.

(2)

The Company shall deliver without charge to the Underwriters, as soon as practicable on April 13, 2009, in the case of the U.S. Placement Memorandum prepared in connection with the Preliminary Prospectus, and on the next Business Day after a receipt is obtained for the Final Prospectus in each of the Qualifying Jurisdictions under the Passport System, in the case of the U.S. Placement Memorandum prepared in connection with the Final Prospectus, and thereafter from time to time during the distribution of the Offered Shares, in such cities in the Qualifying Jurisdictions as the Underwriters shall notify the Company, as many commercial copies of the U.S. Placement Memorandum (and in the event of any Prospectus Amendment, the amended U.S. Placement Memorandum) as the Underwriters may reasonably request for the purpose of making offers and sales of the Offered Shares in accordance with Schedule “B”. The Company will similarly cause to be delivered to the Underwriters commercial copies of any U.S. Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Shares. Each delivery of U.S. Placement Memorandum and any U.S. Supplementary Material will have constituted and constitute the Company’s consent to the use of the U.S. Placement Memorandum and any U.S. Supplementary Material by the Underwriters for the distribution of the Offered Shares in the United States in compliance with the Underwriting Agreement and U.S. Securities Laws.

(3)

Each delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum, any Supplementary Material and any U.S. Supplementary Material, as applicable, to the Underwriters by the Company in accordance with this Underwriting Agreement will constitute the representation and warranty of the Company to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Preliminary Prospectus, Final Prospectus, U.S. Placement Memorandum, Supplementary Material or U.S. Supplementary Material, as applicable), at the respective date of such document:

(a)

the information and statements contained in each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference therein): (i) are true and correct and contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Offered Shares and the Company;

(b)

no material fact has been omitted from any of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, that is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

	(c)	each of the Preliminary Prospectus, the Final Prospectus and the Supplementary Material complies in all material respects with Canadian Securities Laws; and

	(d)	each of the U.S. Placement Memorandum and any U.S. Supplementary Material complies in all material respects with U.S. Securities Laws.

(4)	The Company will also deliver to the Underwriters prior to the filing of the Preliminary Prospectus and Final Prospectus, as applicable, unless otherwise indicated:

	(a)	a copy of the Preliminary Prospectus and the Final Prospectus manually signed on behalf of the Company, by the persons and in the form required by Canadian Securities Laws;

(b)

a copy of any other document filed with, or delivered to, the Securities Commissions by the Company under Canadian Securities Laws in connection with the Offering, including any Supplementary Material and any document incorporated by reference in the Preliminary Prospectus or Final Prospectus not previously filed on SEDAR;

	(c)	a copy of the U.S. Placement Memorandum and any U.S. Supplementary Material;

(d)

in the case of the Final Prospectus, evidence satisfactory to the Underwriters of the conditional approval of the listing and posting for trading on the TSX of the Offered Shares, subject only to the satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

(e)

in the case of the Final Prospectus, a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, from the Company’s Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to financial and accounting information relating to the Company included and incorporated by reference in the Final Prospectus, which letter shall be in addition to the auditors’ report contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under Canadian Securities Laws.

(5)

Opinions, comfort letters and other documents substantially similar to those referred to in this Section 3 will be delivered to the Underwriters and the Company, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, such Supplementary Material.

Section 4         Material Changes During the Distribution of the Offered Shares

(1)	The Company will promptly inform the Underwriters during the period prior to the completion of the distribution of the Offered Shares of the full particulars of:

(a)

any material change (actual, anticipated, threatened, contemplated, or proposed by, to, or against) in the condition (financial or otherwise), assets, liabilities (contingent or otherwise), business, affairs, operations, properties, capital or prospects of the Company and its subsidiaries on a consolidated basis;

(b)

any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be;

(c)

any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact, in each case which is of a nature as to render any of the Offering Documents misleading or untrue in any material respect or would result in a misrepresentation therein;

(d)

any change in applicable laws, materially and adversely affecting, or which would reasonably be expected to materially and adversely affect, the condition (financial or otherwise), assets, liabilities (contingent or otherwise), business, affairs, operations, properties, capital or prospects of the Company and its subsidiaries on a consolidated basis or the distribution of the Offered Shares.

(2)

The Company shall comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of other Canadian Securities Laws, and the Company will prepare and will file promptly any Supplementary Material which, in the opinion of the Company, may be necessary, and will, until the distribution of the Offered Shares is complete, otherwise comply with all applicable filing and other requirements under Applicable Securities Laws arising as a result of such fact or change necessary to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions.

(3)

The Company and the Underwriters acknowledge that the Company is required by Canadian Securities Laws to prepare and file a Prospectus Amendment if at any time prior to the completion of the distribution of the Offered Shares the Final Prospectus contains a misrepresentation. The Company will promptly prepare and file with the Securities Commissions any amendment or supplement thereto which in the opinion of the Company, acting reasonably, may be necessary or advisable to correct such misrepresentation.

(4)

In addition, if, during the period from the date hereof to the later of the Closing Date and the date of the completion of the distribution of the Offered Shares, it shall be necessary to file a Prospectus Amendment to comply with Canadian Securities Laws, the Company shall, in co- operation with the Underwriters and their counsel, make any such filing as soon as reasonably possible.

(5)

In addition to the provisions of Subsections 4(1) and 4(2), the Company will, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Subsections 4(1) and 4(2) that is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 4 and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission until the Underwriters and their legal counsel have been given a reasonable opportunity to review and comment on, and approve, if required under Applicable Securities Laws, such material.

Section 5        Due Diligence

Prior to the Time of Closing and, if applicable, prior to the filing of any Supplementary Material, the Underwriters and their legal counsel will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Company and its business operations, properties, assets, affairs and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may require in order to fulfil their obligations under Applicable Securities Laws and, in that regard, the Company will make available to the Underwriters and their legal counsel, on a timely basis, all corporate and operating records, material contracts, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Time of Closing. It shall be a condition precedent to the Underwriters’ execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the Underwriters and filed in compliance with Applicable Securities Laws for the purpose of the Offering.

Section 6        Conditions of Closing

The Underwriters’ obligations under this Underwriting Agreement (including the obligation to complete the purchase of the Offered Shares or any of them) are conditional upon and subject to:

(1)

Legal Opinions. The Underwriters receiving at the Time of Closing favourable legal opinions addressed to the Underwriters from Cassels Brock & Blackwell LLP, counsel to the Company, or local counsel with respect to those matters governed by the laws of jurisdictions other than the jurisdictions in which it is qualified to practice, which counsel may rely as to matters of fact, on certificates of the officers of the Company, public and stock exchange officials and other documentation standard for legal opinions in transactions of a similar nature, and as to such other matters as the Underwriters may reasonably request relating to the Preliminary Prospectus, the Final Prospectus, any Supplementary Material, this Underwriting Agreement and the Offering, in form and substance acceptable to the Underwriters, acting reasonably, including as to:

(a)

the Company being a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions in which Purchased Shares have been issued and sold and not in default under Canadian Securities Laws in such Qualifying Jurisdictions;

(b)

the Company being a corporation existing under the Canada Business Corporations Act and having all requisite corporate power and capacity to carry on its business as now conducted, to own, lease and operate its properties and assets and to enter into this Underwriting Agreement and to perform its obligations hereunder;

(c)	the authorized and issued and outstanding share capital of the Company;

(d)

all necessary corporate action having been taken by the Company to authorize the execution and delivery of this Underwriting Agreement and the performance its obligations hereunder and as to the Underwriting Agreement having been duly authorized, executed and delivered on behalf of the Company, and constituting a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(e)

all necessary corporate action having been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions;

(f)

the Purchased Shares having been duly and validly authorized for issuance and, at the Time of Closing and upon payment of the purchase price therefor, the Purchased Shares will be duly and validly issued as fully paid and non-assessable shares of the Company;

(g)

the Additional Shares issuable upon exercise of the Over-Allotment Option having been reserved for issuance by the Company and, upon exercise of the Over-Allotment Option in accordance with this Underwriting Agreement and upon payment of the purchase price therefor, the Additional Shares will be duly and validly issued as fully paid and non- assessable shares of the Company;

(h)

the execution and delivery of this Underwriting Agreement and the performance by the Company of its obligations hereunder (including the issuance, sale and delivery of the Offered Shares) does not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both: (i) the provisions of any law, statute, rule or regulation to which the Company is subject; or (ii) the constating documents and by-laws of the Company;

(i)

all necessary documents having been filed, all requisite proceedings have been taken and all approvals, permits, authorizations and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions having been obtained by the Company to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under applicable Canadian Securities Laws and who have complied with the relevant provisions of applicable Canadian Securities Laws;

(j)	the statements set forth in the Final Prospectus under the heading “Eligibility for Investment” being true and correct;

(k)	the Offered Shares being conditionally approved for listing on the TSX (subject to the Standard Listing Conditions);

(l)	the form and terms of the definitive certificates representing the common shares complying in all material respects with applicable corporate law requirements and the rules and by-laws of the TSX; and

(m)	the Transfer Agent having been duly appointed as the transfer agent and registrar for the common shares of the Company.

(2)

Subsidiary Opinions. The Underwriters shall have received at the Time of Closing favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from local counsel to Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials (as appropriate) with respect to: (a) each Subsidiary being a corporation existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and having all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets; and (b) as to the issued and outstanding shares of the Subsidiaries registered, directly or indirectly, in the name of the Company;

(3)

United States Legal Opinion. If any Offered Shares are sold to Purchasers in the United States or who are U.S. persons (the “U.S. Purchasers”), the Underwriters receiving at the Time of Closing a favourable legal opinion addressed to the Underwriters dated as of the Closing Date, from United States counsel to the Company, Shearman & Sterling LLP, to the effect that it is not necessary in connection with the offer and sale of the Offered Shares to the U.S. Purchasers to register the Offered Shares under the U.S. Securities Act, it being understood the no opinion is expressed as to any subsequent resale of any Offered Shares;

(4)

Title Opinions. The Company shall have used its best efforts to deliver to the Underwriters at the Time of Closing favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from local counsel to Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials (as appropriate) with respect to title and mineral rights to each of the Material Properties other than the Tenke Fungurume project;

(5)

Corporate Certificate. The Underwriters shall have received at the Time of Closing a certificate, dated as of the Closing Date, signed by the Secretary of the Company, or such other officer(s) of the Company as the Underwriters may agree, certifying for and on behalf of the Company, to the best of the knowledge, information and belief of the person(s) so signing, with respect to: (a) the articles and by-laws of the Company; (b) the resolutions of the Company’s board of directors relevant to the issue and sale of the Offered Shares by the Company and the authorization of this Underwriting Agreement, the Offering Documents and other agreements and transactions contemplated herein; and (c) the incumbency and signatures of the signing officers of the Company who have signed the Offering Documents or other documents relating to Closing;

(6)

Closing Certificate. The Company shall have delivered to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers as the Underwriters may agree, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a)

the Company having complied with all the covenants and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b)

no order, ruling or determination having the effect of ceasing or suspending the trading in the common shares of the Company or prohibiting the sale of the Offered Shares or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any relevant securities laws (including Applicable Securities Laws) or by any regulatory authority;

(c)

subsequent to the respective dates as at which information is given in the Final Prospectus, there having not occurred a Material Adverse Effect or any change or development involving a prospective Material Adverse Effect, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(d)

no material change relating to the Company and its subsidiaries on a consolidated basis having occurred since the date hereof, except the Offering, with respect to which the requisite material change report has not been filed and no such disclosure having been made on a confidential basis that remains confidential; and

(e)

the representations and warranties of the Company contained in this Underwriting Agreement and in any certificates of the Company delivered pursuant to or in connection with this Underwriting Agreement, being true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Underwriting Agreement;

(7)

Certificate of Transfer Agent. The Company having delivered to the Underwriters at the Time of Closing a certificate or letter of the Transfer Agent, certifying as to the number of common shares of the Company issued and outstanding on the Business Day prior to the Closing Date;

(8)

Bring Down Auditor Comfort Letter. The Company having caused the Company’s Auditors to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date, the information contained in the comfort letter referred to in paragraph 3(4)(e);

(9)

Certificate of Status. The Underwriters shall have received a certificate of compliance (or the equivalent) in respect of the Company and each of the Subsidiaries issued by the appropriate regulatory authority, as applicable, in each jurisdiction under which the Company and the Subsidiaries exist;

(10)	No Termination. The Underwriters not having exercised any rights of termination set forth in Section 13; and

(11)

Other Documentation. The Underwriters having received at the Time of Closing such further opinions, certificates and other documentation from the Company as may be contemplated herein or as the Underwriters may reasonably require, provided, however, that the Underwriters shall request any such opinion, certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Company to obtain and deliver such certificate or document.

Section 7         Representations and Warranties of the Company

(1)

The Company represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Closing, that:

(a)

the Company (i) is duly incorporated under the Canada Business Corporations Act and is up-to-date in respect of all material corporate filings and is in good standing under such Act, (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, including as described in the Prospectus; and (iii) has all requisite corporate power and authority to enter into this Underwriting Agreement and to perform it obligations hereunder;

(b)

the Subsidiaries are the only subsidiaries of the Company which are material to the Company and Schedule “A “ is true and accurate in all respects. Each of the Subsidiaries (i) has been duly incorporated in its respective jurisdiction of incorporation and is up-to- date in respect of all material corporate filings and is in good standing under the laws of such jurisdiction, and (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, including as described in the Prospectus;

(c)

the Company is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Subsidiaries as set out Schedule “A”, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever, except as disclosed in the Preliminary Prospectus. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any subsidiary of the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

	(d)	no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Subsidiaries;

(e)

the Company and each of the Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its respective business is carried on, and the Company has not received a notice of non-compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits, except where any failure to so comply or any non-compliance would not have an Material Adverse Effect, and the Company and each of the Subsidiaries is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable it to carry on its business as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing, except where the failure of such licences, registrations or qualifications to be valid, subsisting or in good standing would not have a Material Adverse Effect,

(f)

the execution and delivery of this Underwriting Agreement and the performance of the transactions contemplated hereunder have been duly authorized by all necessary corporate action of the Company and this Underwriting Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(g)

the Purchased Shares and the Additional Shares have been duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with this Underwriting Agreement, will be validly issued as fully paid and non-assessable shares of the Company, and all statements made in the Preliminary Prospectus and Final Prospectus describing the Offered Shares (including their attributes) are, and will be, as applicable, accurate in all material respects;

(h)

no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with its execution and delivery of this Underwriting Agreement and the performance of its obligations hereunder except (i) as disclosed in the Preliminary Prospectus, (ii) in compliance with the Applicable Securities Laws with regard to the distribution of the Offered Shares, and (iii) those which have been obtained and provided to the Underwriters;

(i)

no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Shares or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are threatened or, to the best of the Company’s knowledge, pending;

(j)

the execution and delivery of this Underwriting Agreement and the performance of its obligations hereunder does not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries including Applicable Securities Laws; (ii) the constating documents, by-laws or resolutions of the Company or any of the Subsidiaries that are in effect at the date hereof; (iii) the terms of any Debt Instrument, Material Agreement, mortgage, note, indenture, instrument, lease or any other material agreement to which the Company or any of the Subsidiaries are a party or by which they are bound; or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the respective property or assets of the Company or the Subsidiaries;

(k)

except as disclosed in the Preliminary Prospectus, including in respect of the right of Hudbay Minerals Inc. to purchase in connection with this Offering that number of common shares of the Company that would enable it to maintain its current pro rata interest in the Company, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company or any of the Subsidiaries. Hudbay Minerals Inc. has provided written confirmation to the Company (a copy of which has been provided to the Underwriters) that it will not exercise its right to purchase common shares of the Company in connection with this Offering;

(l)

the authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and one special non-voting share without nominal or par value, of which, as of April 8, 2009, an aggregate of 487,433,771 common shares no special non-voting shares were outstanding as fully paid and non-assessable shares of the Company. Except as disclosed in the Preliminary Prospectus or this Underwriting Agreement, there are no options, warrants or other securities convertible into, or exchangeable or exercisable for, common shares of the Company;

(m)

the Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the condition (financial or otherwise), assets, liabilities (contingent or otherwise), business, affairs, operations, properties, capital or prospects of the Company and its subsidiaries on a consolidated basis;

(n)

the Company is in compliance in all material respects with the timely and continuous disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX and, without limiting the generality of the foregoing, except as disclosed in the Preliminary Prospectus, since December 31, 2008 (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries on a consolidated basis, (ii) there has been no material change in the capital stock or long-term debt of the Company and its subsidiaries on a consolidated basis, and (iii) the Company and the Subsidiaries have carried on their respective businesses in the ordinary course;

(o)

the audited comparative consolidated financial statements as at and for the financial years ended December 31, 2008 and 2007 incorporated by reference in the Preliminary Prospectus (i) have been prepared in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with prior periods, (ii) are, in all material respects, consistent with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (iv) present fairly, in all material respects, the financial position of the Company as at the date thereof and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively;

(p)

the Company’s Auditors who audited the comparative consolidated financial statements as at and for the financial years ended December 31, 2008 and 2007 incorporated by reference in the Preliminary Prospectus and delivered their auditors’ report thereon are independent public accountants as required by the Canadian Securities Laws;

(q)	there has not been any “reportable event” (within the meaning of National Instrument 51- 102 – “Continuous Disclosure Obligations”) with the Company’s Auditors;

(r)

the Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(s)

there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary, which is required to be disclosed in the Preliminary Prospectus and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in a Material Adverse Effect, or which if adversely determined, would reasonably be expected to materially and adversely affect the properties or assets of the Company or any Subsidiary or which if determined adversely would materially and adversely affect the consummation of the transactions contemplated in this Underwriting Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Preliminary Prospectus include only ordinary routine litigation incidental to the business, properties and assets of the Company and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect;

(t)

except as disclosed in the Preliminary Prospectus, to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or the Subsidiaries;

(u)

the Company is currently a “reporting issuer” (within the meaning of Canadian Securities Laws) in the provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Company will, as of the Closing Date, be a reporting issuer in each of the Qualifying Jurisdictions and not included in a list of defaulting reporting issuers maintained by the Securities Commissions in such jurisdictions, and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with the Securities Commissions;

(v)

except as disclosed in the Preliminary Prospectus, the Company has not approved, entered into any binding agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise, or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company;

(w)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or the Subsidiaries have been paid except for where the failure to pay such taxes would not constitute a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the inaccuracy or failure to file such documents would not constitute a Material Adverse Effect. To the best of the knowledge of the Company and the Subsidiaries, no examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not constitute an Material Adverse Effect;

(x)

except as disclosed in the Preliminary Prospectus, neither the Company nor any of the Subsidiaries, nor to the best of the Company’s knowledge, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or any of the Subsidiaries or such other person under any material Debt Instrument, Material Agreement or arrangement (including all joint venture agreements) to which the Company or any of the Subsidiaries is a party or otherwise bound which default could have a Material Adverse Effect and all such instruments, agreements or arrangements (including all joint venture agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company, a Subsidiary or, to the best of the Company’s knowledge, information and belief, any other party;

(y)

except as disclosed in the Preliminary Prospectus, each Debt Instrument to which the Company or a Subsidiary is a party is in good standing and each of the Company and the Subsidiaries is not in default of any obligation or covenant under such Debt Instruments and neither the Company nor any of the Subsidiaries is party to any material Debt Instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

(z)

except as disclosed in the Preliminary Prospectus, none of the directors or officers of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries on a consolidated basis;

(aa)

except as disclosed in the Preliminary Prospectus, the Company or the Subsidiaries, as applicable, are the registered owners or have all legal rights as owners of all mining claims, concessions, licenses, leases or other instruments conferring the mineral rights in respect of the Material Properties;

(bb)

the Company and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including, without limitation, all applicable laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases, and neither the Company nor any Subsidiary has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Mineral Properties, where such revocation or cancellation would have a Material Adverse Effect;

(cc)

except as disclosed in the Preliminary Prospectus (i) the Company or the Subsidiaries, as applicable, are the absolute legal and beneficial owner of all of the material assets of the Company and the Subsidiaries, including the mining claims, concessions, licenses, leases or other instruments or agreements granting all legal rights to act as owners conferring the mineral rights in respect of the Material Properties, (ii) no other property rights are necessary for the conduct of the Company’s or any Subsidiary’s business in respect of the Material Properties, and (iii) there are no restrictions on the ability of the Company or any Subsidiary to use, transfer or otherwise exploit any such property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(dd)

except as disclosed in the Preliminary Prospectus, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of the Company and the Subsidiaries, including mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties;

(ee)

any and all agreements pursuant to which the Company and each Subsidiary holds any of its material assets, including the Material Properties, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfil any payment or work obligation thereunder, nor has any such default been alleged, except in either case where such default would not result in a Material Adverse Effect. The Company is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all mining claims, concessions, leases, licenses, or other instruments pursuant to which the Company and each Subsidiary that derives its interest in such material assets are in good standing and there has been no material default under any such claims, concessions, leases, licenses, concessions or instruments, and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(ff)

neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect. In particular, without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations, permits or licenses, nor have any of them received notice of the revocations or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a Material Adverse Effect;

(gg)

the Company is in material compliance with the provisions of NI 43-101, has filed all technical reports required thereby and there is a current technical report (within the meaning of 43-101) in respect of each of the Material Properties. The information set forth in the Preliminary Prospectus relating to the estimates by the Company of the proven and probable mineral reserves and mineral resources (including in respect of the Material Properties) has been reviewed and verified by the Company or independent consultants to the Company and the mineral reserve and resource information has been prepared in accordance with 43-101, and the method of estimating the mineral reserves and resources has been verified by mining experience and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Preliminary Prospectus;

(hh)

neither the Company nor any Subsidiary has filed any notice under any federal, provincial, state or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material. To the best of the Company’s knowledge, except in compliance with applicable environmental laws, none of the Real Property has at any time been used by the Company or any Subsidiary as a waste storage or waste disposal site or to operate a waste management business. To the best of the Company’s knowledge, the Company has no contingent liability nor has any Subsidiary any contingent liability in connection with any release of any Hazardous Material on or into the environment from any of the Real Property and operations thereon. Neither the Company nor any Subsidiary generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health. To the best of the Company's knowledge, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Real Property in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health (collectively, “Environmental Laws”). For the purposes of this subparagraph, “Hazardous Material” means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health;

(ii)

except as disclosed in the Preliminary Prospectus, and without limiting the generality of the paragraph immediately above, the Company and each of the Subsidiaries has (i) operated the Real Property, and (ii) received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes, in each case, in material compliance with all applicable Environmental Laws;

(jj)

there are no orders, rulings or directives issued, pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company or any of the Subsidiaries (including the Real Property) which would have a Material Adverse Effect;

(kk)

neither the Company nor any of the Subsidiaries has received any notice of any non- compliance with any Environmental Laws, including any notice of alleged violations by the Company or any of the Subsidiaries with respect thereto, and no writ, injunction, order or judgment is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries (including the Real Property) is in progress, pending or threatened, which would have a Material Adverse Effect. There are no grounds on which any such legal proceeding might be commenced with any reasonable likelihood of success, which would have a Material Adverse Effect;

(ll)

all operations on the Company’s properties have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with, except where any such non-compliance would not reasonably be expected to have a Material Adverse Effect;

(mm)

each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Canadian Securities Laws. All material accruals for unpaid vacation pay, premiums for employment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Subsidiaries; and

(nn)

there has not been in the last two years and there is not currently any labour disruption or conflict which did have or would have a Material Adverse Effect on the carrying on of the Company’s or any Subsidiary’s business. The Company’s employment contracts with all senior employees are in good standing and in full force and effect. No current or former director, officer, shareholder, employee or independent contractor of the Company or any person not dealing at arm’s length within the meaning of the Income Tax Act (Canada) with any such person is indebted to the Company or any Subsidiary in any material respect;

(oo)

neither the Company nor any Subsidiary, or, to the knowledge of the Company, any employee or agent of the Company or any Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi- public duties;

(pp)	Computershare Investor Services Inc. at its principal transfer offices in the City of Toronto, Ontario is the duly appointed as the registrar and transfer agent for the common shares of the Company;

(qq)

the minute books and records of the Company and each of the Subsidiaries contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Subsidiaries from their respective dates of incorporation. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company or any of the Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company or the Subsidiaries;

(rr)

the Company has not completed any “significant acquisition” or “significant disposition”, nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Preliminary Prospectus pursuant to Canadian Securities Laws;

(ss)

the Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Canadian Securities Laws in connection with the Offering that will not have been filed as required;

(tt)

the Company, is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) or analogous securities laws in the other Qualifying Jurisdictions; and

(uu)

other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Underwriting Agreement.

Section 8         Additional Covenants of the Company

(1)	In addition to any other covenant of the Company set forth in this Underwriting Agreement, the Company covenants with the Underwriters that:

(a)

Stock Exchange Listing. The Company will file or cause to be filed with the TSX all necessary documents and will take commercially reasonable steps to ensure that the Offered Shares have been approved (or conditionally approved) for listing and for trading on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Company of the Standard Listing Conditions, and the Company shall thereafter fulfil the Standard Listing Conditions within the time period prescribed by the TSX;

(b)

Other Filings. The Company will make all necessary filings, use commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and the Company will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(c)

Press Releases. Subject to compliance with applicable law, any press release of the Company to be issued during the period of distribution of the Offered Shares will be provided in advance to the Underwriters (other than in respect of non-material matters which could not affect the Offering), and the Company will use its reasonable best efforts to agree with the Underwriters as to the form and content thereof prior to its release, and any press release shall include the following legend: “Not for distribution to United States newswire services or for dissemination in the United States”;

(d)

Use of Proceeds. The Company confirms its intention to use the net proceeds from the purchase and sale of the Offered Shares in accordance with the descriptions set forth under the heading “Use of Proceeds” in the Final Prospectus;

(e)

Standstill Period. During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Company shall not, directly or indirectly, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, sell or issue, or negotiate or enter into any agreement to sell or issue, any common shares of the Company, or securities convertible into or exchangeable for or exercisable to acquire common shares of the Company, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Company and other existing share compensation arrangements; (ii) the exercise of outstanding warrants or other securities convertible into or exchangeable for common shares of the Company; (iii) obligations in respect of existing agreements; or (iv) any arm’s length acquisitions of mineral projects or mining companies pursuant to which securities of the Company may be issued.

Section 9        Covenants of the Underwriters

(1)	The Underwriters hereby covenant and agree with the Company as follows:

(a)

During the period of distribution of the Offered Shares by or through the Underwriters or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will require any Selling Firm to agree to offer and sell, the Offered Shares to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale or sold and as described in the Offering Documents. For the purposes of this paragraph 9(1)(a), the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt for the Final Prospectus has been issued.

(b)

The provisions of Schedule “B” hereto apply in respect of offers and sales of Offered Shares in the United States and to U.S. persons and are incorporated herein by reference. The Underwriters shall cause similar undertakings to be contained in any agreements among a Selling Firm.

(c)

The Underwriters, and any Selling Firm appointed hereunder, will use their reasonable best efforts to complete the distribution of the Offered Shares as promptly as possible after the Time of Closing. The Underwriters will notify the Company as soon as possible when, in the Underwriters’ opinion, the Underwriters and the Selling Firms have ceased the distribution of the Offered Shares and, within 30 days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(d)

Upon the Company obtaining the necessary receipts therefor in each Qualifying Jurisdiction, the Underwriters shall deliver one copy of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, as applicable, to each of the Purchasers within one Business Day of receipt thereof.

(2)	No Underwriter shall be liable to the Company under this Section 9 with respect to a default by any of the other Underwriters.

Section 10        Closing

(1)

Location of Closing. The Closing will be completed at the offices of from Cassels Brock & Blackwell LLP in Toronto, Ontario at the Time of Closing on the Closing Date or at such other place as the Underwriters and the Company may agree.

(2)

Certificates. At the Time of Closing of the Closing Date, subject to the terms and conditions contained in this Underwriting Agreement, the Company shall deliver to the Lead Underwriter, on behalf of the Underwriters, certificates representing the Purchased Shares registered in the name of “CDS & Co.” or in such other name as the Underwriters may direct not less than 24 hours prior to the Time of Closing (provided that the Purchased Shares sold in the United States pursuant to Schedule “B” shall be individually certificated), against payment of the aggregate purchase price for the Purchased Shares by certified cheque, bank draft or wire transfer dated the Closing Date and payable to the Company or as it may direct. The Company will, at the Time of Closing and upon such payment of the aggregate purchase price to the Company, make payment in full of the Underwriting Fee which will be made by the Company directing the Underwriters to withhold the Underwriting Fee and the reasonable expenses of the Underwriters payable pursuant to Section 17 from the payment of the aggregate purchase price of the Purchased Shares issued and sold on the Closing Date.

Section 11        Over-Allotment Option

(1)

The Company has granted to the Underwriters, for the purpose of covering over-allotments, if any, or for market stabilization purposes, the Over-Allotment Option to purchase the Additional Shares at a price of $2.05 per Additional Share. The Over-Allotment Option is exercisable in whole or in part, at the sole discretion of the Underwriters, at any time on or before 5:00 p.m. (Toronto time) on the date that is 30 days following the Closing Date. The Lead Underwriter, on behalf of the Underwriters, may exercise the Over-Allotment Option from time to time, in whole or in part, during the exercise period thereof by delivering written notice to the Company (the “Over-Allotment Notice”) to that effect and specifying the number of Additional Shares which the Underwriters wish to purchase. Unless otherwise agreed by the Company and the Underwriters, each acting reasonably, the Over-Allotment Closing Date shall be the third Business Day after the Over-Allotment Notice is delivered to the Company (but in no event later than 30 days after the Closing Date). The Underwriters shall, on the Over-Allotment Closing Date, pay to the Company the aggregate purchase price for the Additional Shares so purchased by wire transfer, certified cheque or bank draft dated the Over-Allotment Closing Date against delivery of one or more certificates in definitive form representing the Additional Shares registered in the name of “CDS & Co.” or in such other name as the Underwriters may direct not less than 24 hours prior to the Time of Closing. The applicable terms, conditions and provisions of this Underwriting Agreement (including the provisions of Section 6 relating to Closing deliveries) shall apply mutatis mutandis to the issuance of any Additional Shares pursuant to any exercise of the Over-Allotment Option, except as otherwise agreed by the Company and the Underwriters.

(2)

In the event that the Company shall subdivide, consolidate, reclassify or otherwise change its outstanding common shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the offering price and to the number of Additional Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 12        Compensation of the Underwriters

(1)

Underwriting Fee. The Company shall pay to the Underwriters at the Time of Closing on the Closing Date the Underwriting Fee (equal to 5.0% of the aggregate gross cash proceeds received from the sale of the Purchased Shares) in consideration of the services to be rendered by the Underwriters in connection with the Offering.

(2)

Underwriting Fee on Additional Shares. The Company shall pay to the Underwriters at the Time of Closing on the Over-Allotment Closing Date, if applicable, the Underwriting Fee (equal to 5.0% of the aggregate gross cash proceeds received from the sale of any Additional Shares).

(3)

Exception to Underwriting Fee. Notwithstanding Subsections 12(1) and 12(2), no Underwriting Fee shall be payable in respect of up to a maximum of 15,610,000 Offered Shares to be issued and sold to a private corporation or private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin and which are insiders of the Company.

Section 13        Termination Rights

(1)

The Company agrees that all terms and conditions set out in this Underwriting Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2)

In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by the Company, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Underwriters, their obligations under this Underwriting Agreement to purchase the Offered Shares by giving written notice to the Company at any time after the date hereof and prior to the Time of Closing, if:

(a)

there shall be any material change in the affairs of the Company and its Subsidiaries taken as a whole, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to any of the Underwriters) required to be disclosed in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a materially adverse effect on the market price or value of the common shares of the Company;

(b)

any inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict materially the trading of the common shares of the Company or materially adversely affects or will materially adversely affect the market price or value of the common shares of the Company;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any new law or regulation is enacted (including a change in any existing law or regulation), which in the opinion of the Underwriters, materially adversely affects, or involves, or will, or could reasonably be expected to, materially adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries taken as a whole;

(d)	any order to cease trading in securities of the Company is made or threatened by a securities regulatory authority (including the Securities Commissions); or

(e)

the Company is in breach of any material term, condition or covenant of this Underwriting Agreement or any representation or warranty given by the Company in this Underwriting Agreement becomes or is false in any material respect.

(3)

The Underwriters shall make reasonable efforts where applicable to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in Subsection 13(2), provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Time.

(4)

If the obligations of the Underwriters under this Underwriting Agreement are terminated pursuant to the termination rights in this Section 13, the liability of the Company to the Underwriters shall be limited to the obligations under Sections 15, 16 and 17.

(5)

The right of the Underwriters (or any of them) to terminate their obligations under this Underwriting Agreement is in addition to any other remedies they may have in respect of any rights contemplated by the Underwriting Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14        Survival of Representations and Warranties

All representations and, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Underwriting Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Shares and the termination of this Underwriting Agreement and shall continue in full force and effect for the benefit of the Underwriters and/or the Company, as the case may be, regardless of the Closing of the Offering, any subsequent disposition of the Offered Shares and any investigation by or on behalf of the Underwriters with respect thereto, until the Survival Limitation Date. Without any limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to indemnification or contribution obligations shall survive and continue, in full force and effect, indefinitely.

Section 15        Indemnity

(1)

The Company covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their respective affiliates, and each and every one of the directors, officers, employees, partners and agents of the Underwriters (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) harmless from and against any and all expenses, losses (excluding loss of profits), claims, actions, damages or liabilities, joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Indemnified Parties) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties (or any of them), whether directly or indirectly, including, without limitation, by reason of:

(a)

any statement (except for statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) contained in the Offering Documents, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any misstatement of a material fact;

(b)

the omission or alleged omission to state in the Offering Documents, or any certificate of the Company delivered hereunder or pursuant hereto, any material fact (other than a material fact relating solely to the Underwriters) required to be stated therein or necessary to make any statement therein not misleading;

(c)

any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) that prevents or restricts the trading in any of the Company’s securities or the distribution or distribution to the public, as the case may be, of any of the Offered Shares in any of the Qualifying Jurisdictions;

(d)

the Company not complying with any requirement of relevant securities laws (including Applicable Securities Laws) or stock exchange requirements in connection with the transactions contemplated herein, including the Company’s non-compliance with any statutory requirement to make any document available for inspection; or

	(e)	any breach of a representation or warranty of the Company contained in this Underwriting Agreement or the failure of the Company to comply with any of its obligations hereunder.

(2)

Notwithstanding Subsection 15(1), the indemnification in Subsection 15(1) does not and shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non- appealable shall determine that such losses, claims, liabilities, damages or expenses for which indemnification is claimed were caused or incurred by the gross negligence, fraud, wilful misconduct or recklessness of the Underwriters of the Indemnified Party.

(3)

If any matter or thing contemplated by this Section 15 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim (provided that omission to so notify the Company will not relieve the Company of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Company is materially prejudiced by such omission) and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably, and that no settlement may be made by the Company without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

(4)

In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (a) the Company and such Indemnified Party have mutually agreed to retain such other legal counsel; or (b) the representation of the Company and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred, provided that in no circumstances will the Company be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(5)

To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit the indemnity provisions under Subsection 15(1) in trust for and on behalf of such Indemnified Party.

(6)

The Company hereby consents to personal jurisdiction in any court in which any claim that is subject to indemnification hereunder is brought against the Underwriters or any Indemnified Party and to the assignment of the benefit of this Section 15 to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Company’s right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(7)

The rights of the Company contained in this Section 15 shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any amendment or supplement to the Offering Documents which corrects any untrue statement or omission or alleged omission that is the basis of a claim by a party against such Indemnified Party and that is required, under the Applicable Securities Laws, to be delivered to such party by the Underwriters.

(8)

The rights of the Company contained in this Section 15 shall not enure to the benefit of any Indemnified Party to the extent that any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any Offering Document in reliance upon and in conformity with written information concerning the Underwriters furnished to the Company by the Underwriters in writing specifically for use in the Offering Documents.

(9)	The Company shall not be liable under this Section 15 for any settlement of any claim or action effected without its prior written consent.

Section 16        Contribution

In the event that the indemnity provided for in Section 15 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by the Company to such Underwriter bears to the gross proceeds realized by the Company from the distribution of the Offered Shares, whether or not the Underwriters have been sued together or separately, and the Company shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, and liabilities giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of gross negligence, fraud, wilful misconduct or recklessness shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 16, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this Section 16, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 17        Expenses

The Company will be responsible for all costs and expenses related to the Offering, whether or not it is completed, including all fees and disbursements of its legal counsel, accountants and auditors, expenses related to road shows and marketing activities, printing costs, filing fees, taxes thereon and all reasonable out-of-pocket expenses of the Underwriters (including their travel expenses in connection with due diligence and marketing meetings) and the reasonable fees and disbursements and taxes thereon of the Underwriters’ legal counsel (to a maximum amount of $125,000, exclusive of disbursements and taxes, in respect of their Canadian legal counsel). Costs and expenses of the Underwriters, assuming Closing of the Offering, shall be payable by the Company to the Lead Underwriter, on behalf of the Underwriters, at the Time of Closing.

Section 18        Liability of the Underwriters

(1)

The obligation of the Underwriters to purchase the Purchased Shares (or the Additional Shares, if the Over-Allotment Option is exercised) in connection with the Offering at the Time of Closing on the Closing Date (or the Over-Allotment Closing Date in the case of the exercise of the Over- Allotment Option) shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

GMP Securities L.P.	45.0%
BMO Nesbitt Burns Inc.	15.0%
Scotia Capital Inc.	15.0%
Canaccord Capital Corporation	5.0%
Cormark Securities Inc.	5.0%
Dundee Securities Corporation	5.0%
Haywood Securities Inc.	5.0%
Macquarie Capital Markets Canada Ltd.	5.0%
100%

(2)

In the event that any Underwriter shall fail to purchase its applicable percentage of the Offered Shares (the “Defaulted Securities”) at the Closing Time, the Underwriters shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriter(s), to purchase all, but not less than all, of the Defaulted Securities, in such amounts as may be agreed upon and upon the terms set forth herein. If, however, the Underwriters shall have not completed such arrangements with such 36 hour period, then: (i) if the number of Defaulted Securities does not exceed 10% of the number of Offered Shares to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each several, and not jointly, nor jointly and several, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all non-defaulting Underwriters; or (ii) if the number of Defaulted Securities exceeds 10% of the number of Offered Shares to be purchased on such date, this Underwriting Agreement shall terminate without any further liability on the part of the Company or the non- defaulting Underwriters, except pursuant to the provisions of Sections 15, 16 and 17.

(3)	No action taken pursuant to this Section 18 shall relieve any defaulting Underwriter from liability in respect of its default to the Company or to any non-defaulting Underwriter.

(4)

In the event of any such default which does not result in a termination of this Underwriting Agreement, either the Underwriters or the Company shall have the right to postpone the Closing Time for a period not exceeding seven calendar days in order to effect any required changes to the closing documents or other relevant documentation relating to the Offering.

(5)

Nothing in this Underwriting Agreement shall oblige any U.S. broker-dealer affiliate of any of the Underwriters to purchase the Offered Shares. Any U.S. broker dealer affiliate who makes any offers or sales of the Offered Shares in the United States or to U.S. persons will do so solely as an agent for an Underwriter.

Section 19        Action by Underwriters

     All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters relating to termination contemplated by Section 13 or as otherwise specified herein, may be taken by the Lead Underwriter, on behalf of the Underwriters, and the execution of this Underwriting Agreement by the Company shall constitute the Company’s authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Shares to, or to the order of, the Lead Underwriter.

Section 20        Governing Law

     This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

Section 21        Notices

     All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile to such other party as follows:

(a)	to the Company at:

	Lundin Mining Corporation
	150 King Street West, Suite 1500
	Toronto, Ontario M5H 1J9

	Attention:	President & Chief Executive Officer
	Facsimile:	416.643.3890

	with a copy to (which copy shall not constitute notice):

	Cassels Brock & Blackwell LLP
	Scotia Plaza, Ste. 2100
	40 King Street West
	Toronto, Ontario M5H 3C2

	Attention:	Mark Bennett
	Facsimile No.:	416.350.6949

(b)	to the Underwriters at:

	GMP Securities L.P.
	145 King Street West
	Suite 300
	Toronto, Ontario M5H 1J8

	Attention:	Mark Wellings
	Facsimile No.:	416.943.6160

	BMO Nesbitt Burns Inc.
	100 King Street West
	1 First Canadian Place
	Toronto, Ontario M5X 1H3

	Attention:	D. Bob Sangha
	Facsimile No.:	416.359.4459

	Scotia Capital Inc.
	Scotia Tower, 18th Floor
	650 W. Georgia St.
	Vancouver, British Columbia V6B 4N9

	Attention:	Marcus Chalk
	Facsimile No.:	604.661-7496

Canaccord Capital Corporation
2200 – 609 Granville St.
Vancouver, British Columbia V7Y 1H2

Attention:	Ali Pejman
Facsimile No.:	604.643.7733

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
P.O. Box 63
Toronto, Ontario M5J 2J2

Attention:	Peter Grosskopf
Facsimile No.:	416. 943-6499

Dundee Securities Corporation
3424 - 1055 Dunsmuir St.
Vancouver, British Columbia V7X 1K8

Attention:	Richard Cohen
Facsimile No.:	604. 647.0358

Haywood Securities Inc.
2000 - 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Attention:	Kevin Campbell
Facsimile No.:	604. 697.7495

Macquarie Capital Markets Canada Ltd.
Brookfield Place, 181 Bay Street
Suite 3100
Toronto, Ontario M5J 2T3

Attention:	Douglas Bell
Facsimile No.:	416.848.3699

with a copy to (which copy shall not constitute notice):

Wildeboer Dellelce LLP
Suite 800, Wildeboer Dellelce Place
365 Bay Street
Toronto, Ontario M5H 2V1

Attention:	Derek Sigel
Facsimile No.:	416.361.1790

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when personally delivered or, if delivered by facsimile, on the date of receipt (with receipt confirmed) provided notice or communication is received prior to 5:00 p.m. (recipient’s time) on a Business Day or, in any other case, on the next Business Day after such notice or other communication has been delivered by facsimile.

Section 22        Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile or other electronic means), which together shall constitute an original copy hereof as of the date first noted above.

Section 23        Time of the Essence

Time shall be of the essence in this Underwriting Agreement.

Section 24        Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 25        Entire Agreement

This Underwriting Agreement constitutes the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company relating to the Offering, including the provisions of the engagement letter dated as of April 3, 2009 between the Company and the Lead Underwriter.

Section 26        Obligations of the Underwriters

In performing their respective obligations under this Underwriting Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Underwriting Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

Section 27        Market Stabilization.

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 28        Effective Date

This Underwriting Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

[Remainder of Page Left Blank Intentionally]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Underwriting Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

GMP SECURITIES L.P.

Per: (signed) “Mark Wellings”
Authorized Signing Officer

BMO NESBITT BURNS INC.

Per: (signed) “D. Bob Sangha”
Authorized Signing Officer

SCOTIA CAPTIAL INC.

Per: (signed) “Marcus Chalk”
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

Per: (signed) “Ali Pejman”
Authorized Signing Officer

CORMARK SECURITIES INC.

Per: (signed) “Peter Grosskopf”
Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per: (signed) “Richard Cohen”
Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per: (signed) “Kevin Campbell”
Authorized Signing Officer

MACQUARIE CAPITAL MARKETS CANADA LTD.

Per: (signed) “Douglas Bell”
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 9th day of April, 2009.

LUNDIN MINING CORPORATION

Per:	(signed) “Paul Conibear”
Title:	Senior Vice-President, Projects

A-1

SCHEDULE “A”
MATERIAL SUBSIDARIES

Name of Subsidiary	Jurisdiction	Percentage Ownership
		(Direct or Indirect)
Lundin Mining AB	Sweden	100%
Zinkgruvan Mining AB	Sweden	100%
Barinas Enterprises Company Limited	Cyprus	100%
Somincor S.A.	Portugal	100%
Rio Narcea Gold Mines, Ltd.	Canada	100%
Rio Narcea Corporativa, S.L.	Spain	100%
Rio Narcea Recursos, S.A.	Spain	100%
Tenke Holdings Ltd.	Bermuda	100%
TF Holdings Ltd.	Bermuda	30%

SCHEDULE “B”
UNITED STATES OFFERS AND SALES

As used in this Schedule B, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)

"Distribution Compliance Period" means the 40 day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

(c)	"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

(d)	"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(e)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(f)	"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(g)	"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

(h)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

(i)	"U.S. person" means a U.S. person as that term is defined in Regulation S.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares.

Each Underwriter represents, warrants and covenants to the Company that:

1.

It has not offered and sold, and will not offer and sell, any Offered Shares forming part of its allotment except (a) in an offshore transaction to non-U.S. persons in accordance with Rule 903 of Regulation S or (b) in the United States or to U.S. persons in accordance with Rule 144A as provided in paragraphs 3 through 12 below. Accordingly, none of the Underwriter, its affiliates nor any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 2 through 12 below):

(i)

any offer to sell or any solicitation of an offer to buy, any Offered Shares to any person in the United States, any U.S. person or for the account or benefit of any person in the United States or U.S. person;

(ii)

any sale of Offered Shares to any purchaser unless such purchaser is not a U.S. person and is not purchasing for the account or benefit of any U.S. person and, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States; or

	(iii)	any Directed Selling Efforts in the United States with respect to the Offered Shares.

2.

It agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

"The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the 1933 Act. Terms used herein have the meanings given to them in Regulation S under the 1933 Act."

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares by such Underwriter shall be made only in accordance with the provision of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Shares under the 1933 Act; or pursuant to an available exemption from the registration requirements of the 1933 Act.

Such Agent agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Offered Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

3.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its affiliates, any selling group members or with the prior written consent of the Company.

4.

It shall require each selling group member (including, without limitation, its U.S. broker dealer affiliate) to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

5.

All offers and sales of Offered Shares in the United States or to U.S. persons, or for the account of or benefit of any person in the United States or U.S. person, shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer.

6.

Offers and sales of Offered Shares in the United States or to U.S. persons shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

7.	Offers to sell and solicitations of offers to buy the Offered Shares shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers.

8.

All purchasers of the Offered Shares in the United States and purchasers that are U.S. persons, and purchasers purchasing for the account or benefit of a person in the United States or U.S. person, shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

9.

Each offeree that is in the United States or is a U.S. person, or a person acting for a person in the United States or U.S. person, has been or shall be provided with a U.S. placement memorandum (the "U.S. Memorandum") including the Preliminary Prospectus and/or the Final Prospectus, and each purchaser will have received at or prior to the time of purchase of any Offered Shares the U.S. Memorandum including the Final Prospectus. The U.S. Memorandum shall set forth the following:

"The Offered Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons except to Qualified Institutional Buyers pursuant to Rule 144A. In addition, until 40 days after the commencement of the offering of the Offered Shares, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with Rule 144A.

Each purchaser of Offered Shares offered hereby will, by its purchase of such Offered Shares, be deemed to have agreed, represented and warranted for the benefit of the Company, the Underwriters and their United States affiliates as follows:

(a)

It is (i) a Qualified Institutional Buyer; (ii) aware that the sale of the Offered Shares to it is being made in reliance on Rule 144A; and (iii) acquiring the Offered Shares for its own account or for the account of one or more Qualified Institutional Buyer(s) with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Offered Shares in violation of United States federal or state securities laws;

(b)

It understands that the Offered Shares have not been registered under the U.S. Securities Act or any state securities laws and may not be re-offered, resold, pledged or otherwise transferred except as set forth below;

(c)	It acknowledges that it has not purchased the Offered Shares as a result of any form of general solicitation or general advertising within the meaning of Rule 502(c) under the U. S. Securities Act;

(d)

It will not resell or otherwise transfer any of the Offered Shares, except: (i) to the Company or a subsidiary of the Company; (ii) outside the United States in accordance with Regulation S; (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, or any other available exemption from the registration requirements of the U.S. Securities Act; or (iv) pursuant to a registration statement that has been declared effective under the U.S. Securities Act, and in each case in compliance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions;

(e)

It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, certificates representing the Offered Shares, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend to the following effect:

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF THE ISSUER THAT (1) SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR A SUBSIDIARY OF THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, (2) RULE 144 UNDER THE

U.S. SECURITIES ACT, IF AVAILABLE, OR (3) ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (D) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH MAY CONSTITUTE “GOOD DELIVERY”, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY AND COMPUTERSHARE INVESTOR SERVICES INC., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided, that, if any Offered Shares bearing the foregoing legend are being sold outside of the United States in accordance with Rule 904 of Regulation S, this legend may be removed by providing a duly completed and signed declaration to Computershare Investor Services Inc., as registrar and transfer agent for the Company’s common shares, or such other organization or entity performing such functions for the Company (the “Transfer Agent”), to the effect set forth in Exhibit A hereto (or as the Company may from time to time prescribe); and provided, further, that if any Offered Shares are being sold to a purchaser in the United States in accordance with Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Transfer Agent (if required by the Company or the Transfer Agent) of a written certification or other evidence, satisfactory to the Company, acting reasonably, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act;

(f)

It understands and acknowledges that the Company (i) is not obligated to remain a “foreign issuer” (as defined in Regulation S), (ii) may not, at the time the Offered Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Company not to be a foreign issuer; and

(g)	It consents to the Company making a notation on its records or giving instructions to the Transfer Agent in order to implement the restrictions on transfer set forth and described herein.”

The Exhibit A referred to in this Section 9 is set forth as Exhibit A to this Schedule.

10.

Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States or to any U.S. person, or for the account or benefit of a person in the United States or a U.S person, was or will be made only to Qualified Institutional Buyers that are exempt, or in transactions that are exempt, from registration under applicable state securities laws.

11.	At least one business day prior to the Time of Closing, it will provide the transfer agent with a list of all purchasers of the Offered Shares in the United States or who are U.S. persons.

12.

If it or any person acting on its behalf made offers or sales in the United States or to U.S. persons, or for the account or benefit of a person in the United States or a U.S person, at closing, together with its U.S. broker-dealer affiliate, it will provide a certificate, substantially in the form of Exhibit B to this Schedule, relating to the manner of the offer and sale of the Offered Shares in the United States. Failure to deliver such a certificate at closing shall constitute a representation and warranty that neither it nor any person acting on its behalf made offers or sales in the United States or to U.S. persons or for the account or benefit of a person in the United States or a U.S. person.

Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters that:

1.

(a) The Company is a "foreign issuer" within the meaning of Regulation S; (b) the Company is not now and as a result of the sale of Offered Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended; (c) none of the Company, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States or to U.S. persons, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Shares in the United States or to U.S. persons; and (d) the Offered Shares are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2.

For so long as any of the Offered Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company will provide to any holder of such Offered Shares, or to any prospective purchaser of such Offered Shares designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3.

Except with respect to the offer and sale of Offered Shares offered hereby, the Company has not, for a period of six months prior to the commencement of the offering of Offered Shares, sold, offered for sale or solicited any offer to buy any of its securities in the United States or to U.S. persons in a manner that would be integrated with the offer and sale of the Common Shares.

EXHIBIT A

SELLER’S CERTIFICATE FOR REMOVAL OF LEGEND

TO:         COMPUTERSHARE INVESTOR SERVICES INC.

This Certificate relates to the offer and sale of common shares (the “Shares”) of Lundin Mining Corporation (the “Company”) made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The undersigned certifies that:

1.	check the appropriate box:

☐

the undersigned is not (i) a distributor (as that term is defined in Rule 902 of Regulation S under the Securities Act), (ii) an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Company, (iii) an affiliate of a distributor, or (iv) acting on behalf of any of the foregoing, or

☐

(A) the undersigned is an affiliate (as that term is defined in Rule 144(a)(1) under the Securities Act) of the Company solely by virtue of being an officer or director of the Company, and no selling concession, fee or other remuneration was paid in connection with the offer or sale of the Shares other than a usual and customary broker’s commission that would be received by a person executing such transaction as agent and (B) the undersigned is neither (i) a distributor, (ii) an affiliate of a distributor, nor (iii) acting on behalf of any of the foregoing,

2.

the offer of such Shares was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange or any other designated offshore securities market, and neither the undersigned nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States,

3.

neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts (as that term is defined in Regulation S under the Securities Act) in the United States in connection with the offer and sale of the Shares,

4.

the sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act,

5.

the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Shares are “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act),

6.	the undersigned does not intend to replace the Shares sold in reliance on Rule 904 of Regulation S with fungible unrestricted shares, and

7.

one or more of the following is true: (i) the offer and sale of the Shares were made after the date that was 40 days after the closing of the private placement pursuant to which the Shares were initially issued; (ii) the undersigned is not a dealer, as defined in Section 2(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, or a person receiving a selling concession, fee or other remuneration in respect of the Shares; or (iii) the undersigned has complied with the requirements of Rule 904(b)(1) of Regulation S under the U.S. Securities Act.

Except as set forth herein, terms used herein have the meanings given to them by Regulation S under the Securities Act.

The undersigned understands that this Certificate will be relied upon in determining that (i) the sale is exempt from the registration requirements of the Securities Act and (ii) upon the sale, the United States restrictive legend on each of the share certificates evidencing that portion of the Common Shares sold in such sale may be removed.

Dated: ____________________________	____________________________
Name of Seller

By: ____________________________
Name:
Title:

EXHIBIT B

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States and to U.S. persons of common shares (the “Common Shares”) of Lundin Mining Corporation (the “Company”) pursuant to the Underwriting Agreement dated April 9, 2009, among the Company and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(i)

we acknowledge that the Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in accordance with Regulation S under the U.S. Securities Act (“Regulations S”) or pursuant to an exemption from the registration requirements of the U.S. Securities Act. We have not offered or sold, and will not offer or sell, the Common Shares (A) as part of our distribution at any time or (B) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in accordance with Rule 903 of Regulation S or as provided in paragraphs (ii) through (vii) below. We sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Common Shares from us during the restricted period a confirmation or notice substantially to the following effect:

“The Common Shares covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the U.S. Securities Act.”;

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Common Shares have been made and will be made only in accordance with the provisions of Rule 903 and 904 of Regulation S; pursuant to a registration of the Offered Shares under the 1933 Act; or pursuant to an available exemption from the registration requirements of the 1933 Act;

(ii)

the U.S. broker-dealer affiliate of the Underwriter is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof;

(iii)

each offeree that was in the United States or that was a U.S. person was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Common Shares;

(iv)

immediately prior to our transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each person in the United States or U.S. person that we have arranged to purchase Common Shares from us is a Qualified Institutional Buyer;

(v)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us in connection with the offer or sale of Common Shares in the United States or to U.S. persons; and

(vi)	the offering of Common Shares has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “B” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “B” thereto) unless otherwise defined herein.

Dated this ______ day of  __________, 2009.

[NAME OF UNDERWRITER]	[NAME OF U.S. AFFILIATE]

By: ____________________________________	By: ____________________________________
Name:	Name:
Title:	Title: